Exhibit 99.23

EXPERT CONSENT

I, Charles Dearin, do hereby consent to (i) the filing of the written disclosure regarding the technical report entitled “NI 43-101 Technical Report Messina Minerals Inc.: Tulks South Property, Central Newfoundland, Canada" dated August 2007 and other technical information pertaining to the Tulks South Property in the Annual Information Form (the “AIF”) for the year ended December 31, 2013 of Canadian Zinc Corporation (the “Company”) and (ii) the use of my name in the AIF and the Annual Report on Form 40-F of the Company for the year ended December 31, 2013 filed with the United States Securities and Exchange Commission and any amendments thereto incorporating by reference the Company’s AIF.

Dated this 20th day of March, 2014.

/s/ Charles Dearin
Name: Charles Dearin